SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2010

OPTIBASE LTD
(Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Ltd. Announces First Quarter Results

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (Form S-8 File No. 333-10840; Form S-8 File No. 333-12814; Form S-8 File No. 333-13186; Form S-8 File No. 333-91650; Form S-8 File No. 333-122128; S-8 File No. 333-137644; Form S-8 File No. 333-139688; Form S-8 File No. 333-148774;)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: May 18, 2010

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES FIRST QUARTER RESULTS

HERZLIYA, Israel, May 18, 2010 – Optibase Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the first quarter ended March 31, 2010.

Total revenues for the first quarter ended March 31, 2010 were $2.6 million compared with $3.6 million for the first quarter of 2009 and $3.4 million for the fourth quarter of 2009. From total revenues for the first quarter of 2010 an amount of $396,000 relates to real estate income compared to $272,000 for the fourth quarter of 2009.

Net loss for the first quarter ended March 31, 2010, was $672,000 or $0.04 per basic and fully diluted share, compared with a net income of $2.9 million or $0.18 per basic and fully diluted share for the first quarter of 2009 and with a net loss of $1.1 million or $0.07 per basic and fully diluted share for the fourth quarter of 2009. Weighted average shares outstanding used in the calculation for the periods were approximately 16.5 million basic and fully diluted for the first quarter of 2010, the first quarter of 2009, and for the fourth quarter of 2009.

As of March 31, 2010, the Company had cash, cash equivalents, and other financial investments, net, of $32.9 million, and shareholders' equity of $34.4 million, compared with $28.7 million, and $35.2 million as of December 31, 2009.

Commenting on the quarter, CFO of Optibase, Amir Philips, said; “During the first quarter revenue from our real estate business was as we expected, while our video business continued to decline. At the same time, our operating loss decreased compared to the previous quarter and the first quarter of 2009 due to our efforts to manage costs”. Commenting on recent events he added; “Following the signing of an asset purchase agreement to sell our video business to Vitec, our shareholders approved the transaction in a special general meeting on May 6th. We are currently working with Vitec towards closing this transaction and smoothly transitioning the business.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world's leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications.  Optibase has recently started operating in the fixed-income real-estate sector. On March 16, 2010, Optibase announced that it has entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") pursuant to which Optibase will sell its video business to Vitec. For further information, please visit www.optibase.com.

OPTIBASE REPORTS/2

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

2

OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2010

	Three months ended
	March 31	March 31
	2010	2009
	$	$
	Unaudited	Unaudited
Revenues:
Video solutions	2,221	3,593
Fixed income real estate	396	-
Total revenues	2,617	3,593

Cost and expenses:
Cost of video solution operation	882	1,966
Research and development, net	510	1,263
Selling, general and administrative	1,803	2,220
Cost of real estate operation	14	-
Real estate depreciation and amortization	165	-
Total cost and expenses	3,374	5,449
Operating loss	(757)	(1,856)
Other income	-	4,778
Financial income (loss), net	85	(16)
Net Income (loss)	(672)	2,906

Net loss per share:
Basic	$(0.04)	$(0.18)
Diluted	$(0.04)	$(0.18)

Number of shares used in computing
Earning per share

Basic	16,550	16,529
Diluted	16,550	16,544

Amount in thousands except per share data

3

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Balance Sheets

	March 31, 2010	December 31, 2009
	Unaudited
		Unaudited
Assets
Current Assets:
Cash, cash equivalents and short term investments, net	32,905	28,651
Trade receivables net of allowance for bad debts	1,490	2,438
Inventories	2,225	2,356
Other receivables and prepaid expenses	601	4,492

Total current assets	37,221	37,937

Other long term investments	2,082	2,163

Fixed assets, net	509	636
Other assets, net	582	634
Property, net	21,225	22,080
Total assets	61,619	63,450

Liabilities and shareholders' equity
Current Liabilities:
Current maturities	353	365
Trade payables	615	1,095
Accrued expenses and other liabilities	7,191	6,962
Total current liabilities	8,159	8,422
Long term liabilities:
Long term loans, net of current maturities	17,227	17,897
Liabilities Related To Discontinued Operations	162	162
Total long term liabilities	17,389	18,059
Accrued severance pay	1,628	1,731
Total shareholders’ equity	34,443	35,238
Total liabilities and shareholders’ equity	61,619	63,450

Amounts in thousands

4